December 1, 2021

Daniel Greenspan

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Greenspan:

On September 17, 2021, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, NextGen Trend and Defend ETF (the “Fund”) filed post-effective amendment No. 109 to the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add a new series to the Trust. On November 10, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Principal Investment Strategies

1.

Comment. The Staff believes that the Fund’s investment disclosure is vague and does not sufficiently inform an investor on how the adviser will decide to buy, sell, or hold a security or construct the Fund’s portfolio. Please revise the existing disclosure to include additional disclosure regarding the adviser’s methodology and origin of rules, the use of exponential averages, and probability. Furthermore, elaborate on the meanings of positive, negative, and neutral and disclose the advisers experience with implementing the methodology.

Response. The Registrant has replaced the second paragraph of the principal investment strategy in its entirety with the paragraph below.

The adviser utilizes rules-based, quantitative methodology to determine which Underlying ETF to invest the Fund’s assets in. The adviser’s quantitative methodology considers exponential averages (measurement of trend directions over a specific time period or data set), price discovery data (process by which buyers and sellers interact to determine the fair market price of an asset or a new established price), volatility, and probability when determining to buy, sell, or hold a security. The adviser’s methodology identifies three types of trends: (1) positive, (2) negative, or (3) neutral. A positive trend occurs when the exponential average increases. When the adviser’s methodology signals a positive trend, the adviser will invest the Fund’s assets in an Underlying ETF that seeks to track the performance S&P 500 Index. A neutral trend occurs when either an existing positive or negative signal changes or a stop-loss is triggered. When the adviser’s methodology signals a neutral trend, the adviser will invest the Fund’s assets in Short Term U.S. Treasury ETFs. A negative trend occurs when the exponential average decreases or a stop-loss is triggered. When the adviser’s methodology signals a negative trend, the adviser will invest the Fund’s assets in an Underlying ETF that seeks to provide the inverse daily return of the S&P 500 Index. The adviser will sell an Underlying ETF when the Underlying ETF’s net asset value increases/decreases three percent from its purchase price (“stop-loss”). A stop-loss is an order placed with a broker to buy/sell a specific security once the security reaches a certain price. A stop-loss is designed to limit an investor's loss on a security.

December 1, 2021

Principal Risks

2.

Comment. Please revise the Exchange Traded Fund Structure Risk to include the risk that an active trading market for the Fund’s shares may not develop.

Response. The Registrant has added the following disclosure to the Fund’s Exchange Traded Fund Structure Risk.

●	Trading Issues. An active trading market for the Fund’s shares may not be developed or maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

3.

Comment. The Staff notes that it is unclear whether the Fund’s Debt Securities Risk is a principal investment risk. Please consider replacing the Fund’s Debt Securities Risk with risk disclosure pertaining to the Fund’s investments in U.S. Treasuries.

Response. The Registrant has removed the Fund’s Debt Securities Risk and updated the Fund’s U.S. Treasury Risk disclosure with the following risk disclosure:

U.S. Treasury Risk. The Fund has investment exposure to short-term U.S. Treasury securities through its investment in short-term treasury exchange-traded funds. All money market instruments, including U.S. Treasury obligations, can change in value in response to changes in interest rates, and a major change in rates could cause the share price to change. While U.S. Treasury obligations are backed by the full faith and credit of the U.S. government, an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation, U.S. government or any other government agency.

December 1, 2021

4.

Comment. With regard to the Fund’s Management Risk disclosure, please tailor the risk disclosure to correspond to the adviser’s decision making process.

Response. The Registrant declines to revise the existing disclosure and notes that it believes that the Management and Model Risk disclosures sufficiently address the risks associated with the adviser’s decision making process.

Purchase and Sale of Fund Shares

5.

Comment. Please add disclosure regarding the additional costs and tax consequences incurred by the Fund if the Fund accepts cash in lieu instead of in-kind creation units.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Purchase and Sale of Fund Shares: The Fund will issue and redeem Shares at NAV per Share only in large blocks of 25,000 shares (each block of Shares is called a “Creation Unit”). Creation Units are issued and redeemed for cash and/or in-kind for securities. In instances of cash creations or redemptions, transaction fees, may be imposed and may be higher than the transaction fees associated with in-kind creations or redemptions. The Fund may incur tax gains/losses that would not have occurred with in-kind creations or creations. Individual Shares may only be purchased and sold in secondary market transactions through brokers. Except when aggregated in Creation Units, the shares are not redeemable securities of the Fund.

Statement of Additional Information

Acceptance of Purchase Order

6.

Comment. With regard to the Fund’s ability to accept or revoke acceptance of a purchase order, please supplementally explain the legal basis for the Fund’s ability to reject or revoke acceptance of a purchase order when (1) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund, (2) acceptance of the deposit securities would have certain adverse tax consequences to the Fund, or (3) the acceptance of the portfolio deposit would otherwise, in the discretion of the Trust, Fund or the Adviser, have an adverse effect on the Trust, Fund or the rights of beneficial owners comply with Rule 6c-11 of the Investment Company Act of 1940, as amended (the “1940 Act”).

December 1, 2021

Response. The Registrant acknowledges the requirements of Rule 6c-11 of the 1940 Act and the Staff’s position described in the 2018 Rule 6c-11 Proposing Release specifically that an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time. The Registrant notes that commentors on the Rule 6c-11 Proposing Release sought but were not granted additional clarification regarding when the acceptance of creation units may be suspended and that Rule 6c-11 does not state when an ETF may reject a purchase order. The Registrant does not believe that any of the referenced situations described in the section titled “Acceptance of Purchase Order” are contrary to Rule 6c-11 or impair the Fund’s arbitrage mechanism. Furthermore, our disclosure is consistent with disclosure utilized by other market participants.

The Registrant included the above referenced items in the “Acceptance of Purchase Order” section to comply with the contractual provisions of the Registrant’s Authorized Participant Agreements. The Registrant retains the right to reject a purchase order if an authorized participant would own more than 80% of the Fund’s securities in order to prevent the Fund from having a basis in the portfolio securities deposited with the Fund that is different from the market value of such portfolio securities on the date of such deposit, pursuant to sections 351 and 362 of the Internal Revenue Code of 1986, as amended (the “Code”). The Registrant notes the other two provisions are necessary to safeguard the Fund’s ability to qualify as a registered investment company under Sub-Chapter M of the Code and prevent any adverse consequences to the Fund’s beneficial owners that may be caused by the acceptance of a purchase order.

*                           *                           *                           *                           *                           *

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger